UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grocery Outlet Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39874R101

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

specificity

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39874R101

1.	Name of Reporting Person H&F Corporate Investors VII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 39874R101

1.	Name of Reporting Person Hellman & Friedman Investors VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 39874R101

1.	Name of Reporting Person Hellman & Friedman Capital Partners VII (Parallel), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 39874R101

1.	Name of Reporting Person H&F Globe Investor GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 39874R101

1.	Name of Reporting Person H&F Globe Investor LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

STATEMENT ON SCHEDULE 13G

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2020. Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value $0.001 per share (“Common Stock”), of Grocery Outlet Holding Corp. (the “Issuer”).

Item 1.

(a) Name of Issuer:

Grocery Outlet Holding Corp.

(b) Address of Issuer’s Principal Executive Offices:

5650 Hollis Street

Emeryville, CA 94608

Item 2.

(a) Name of Person Filing:

H&F Corporate Investors VII, Ltd.

Hellman & Friedman Investors VII, L.P.

Hellman & Friedman Capital Partners VII (Parallel), L.P.

H&F Globe Investor GP LLC

H&F Globe Investor LP

(b) Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

415 Mission Street, Suite 5700

San Francisco, CA 94105

(c) Citizenship:

See Item 4 of each cover page.

(d) Title of Class of Securities:

Common stock, par value $0.001 per share.

(e) CUSIP Number:

39874R101

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2021

H&F CORPORATE INVESTORS VII, LTD.

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

HELLMAN & FRIEDMAN INVESTORS VII, L.P.

By:	H&F Corporate Investors VII, Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VII (PARALLEL), L.P.

By:	Hellman & Friedman Investors VII, L.P., its general partner

By:	H&F Corporate Investors VII, Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

H&F GLOBE INVESTOR GP LLC

By:	Hellman & Friedman Capital Partners VII (Parallel), L.P., its managing member

By:	Hellman & Friedman Investors VII, L.P., its general partner

By:	H&F Corporate Investors VII, Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

H&F GLOBE INVESTOR LP

By:	H&F Globe Investor GP LLC, its general partner

By:	Hellman & Friedman Capital Partners VII (Parallel), L.P., its managing member

By:	Hellman & Friedman Investors VII, L.P., its general partner

By:	H&F Corporate Investors VII, Ltd., its general partner

By:	/s/ Trevor Watt
Name:	Trevor Watt
Title:	Vice President

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement dated February 14, 2020 (incorporated herein by reference to the Exhibit 1 filed with the Schedule 13G filed on February 14, 2020)